SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NOTICE OF EXTRAORDINARY GENERAL MEETING

Ryanair Holdings plc ("Ryanair" or the "Company") announces  today (28 March) that it has published a circular to shareholders ("Circular") convening an extraordinary general meeting of the Company ("EGM"). The EGM will be held at 9.00 a.m. on 19 April, 2012 at The Radisson Blu Hotel, Dublin Airport, Co. Dublin, Ireland. A copy of the Circular is available on the Company's website at www.ryanair.com. The Circular has also been filed with the Irish Stock Exchange and with the United Kingdom Listing Authority's National Storage Mechanism and will shortly be available at:

Company Announcements Office
Irish Stock Exchange
28 Anglesea Street
Dublin
Ireland; and at
www.hemscott.com/nsm.do

Two resolutions are proposed for consideration at the EGM. Resolution 1 is a proposal, (announced as part of the Company's Q3 Results issued on 30 January, 2012), to amend the Company's 5% share buy back authority in order to accommodate the possible repurchase of ordinary shares held in ADS form. Resolution 2 relates to the proposal by the Company to reclassify its listing on the Official List of the United Kingdom Listing Authority from a premium listing to a standard listing in order to facilitate such ADS repurchases. The Company's Ordinary Shares will continue to be traded on the main market for listed securities of the London Stock Exchange and the Company will also retain its primary listing on the Official List of the Irish Stock Exchange which will ensure that all the current shareholder protections and corporate governance requirements remain applicable. Ryanair will also retain its listing on NASDAQ, in ADS form (American Depositary Shares). It is not expected that this change in listing will have any impact on trading or liquidity in any of the three markets on which Ryanair securities are traded.

Further information in relation to both Resolutions (which are inter-conditional) is contained in the Circular.

The expected timetable of events is as follows:

Date of issue of the Circular	28 March, 2012
Latest time and date for receipt of Forms of Proxy for use at the Extraordinary General Meeting	9.00 a.m. on 17 April, 2012
Extraordinary General Meeting	9.00 a.m. on 19 April, 2012
Expected date upon which the change in listing category in the UK will become effective	21 May, 2012

Defined terms in the Circular have the same meaning as in this announcement.

Contact:
Howard Millar
Ryanair Holdings Plc
Tel: + 353 1 8121212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 March, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary